Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

SUPPL

Hatch Ltd. Selected as the Definitive Feasibility Study Engineer

Vancouver, B.C., August 19, 2004, Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce the appointment of Hatch Ltd. (Hatch) to prepare a bankable feasibility study for the Idaho Cobalt Project. The 100% owned Idaho Cobalt Project is a unique high grade primary cobalt deposit in the final feasibility and permitting stage located in east central Idaho. The highly qualified team provided by Hatch has expertise in the preparation of feasibility studies, as well as experience in the operation, design, and construction of mineral processing plants. The design group has worked closely together on many projects and will provide the Company with a team that includes the best possible mix of experience and expertise.

Hatch is one of the world's leading professional firms providing mining and metals companies with complete facilities and process design, business consulting, information systems, technology transfer, and project and construction management services. Hatch has more than 4,000 skilled employees in 60 permanent offices on six continents. Hatch's Vancouver office has completed the detailed design, engineering, and construction for a number of significant international mineral processing projects over the last five years. Consequently, Hatch's up-to-date knowledge of key success factors for international mining projects will play an essential role in ensuring that the Idaho Cobalt Project implementation is a success.

Data from the Company's current 25,000 foot drill program on the Idaho Cobalt Project, designed to develop additional reserves and resources, improve the knowledge of the ore zones and minimize development risk, will be used by Mine Development Associates of Reno, NV, to provide the Company with an updated independent reserve audit. The data from the updated reserve audit will in turn be incorporated into Hatch's National Instrument 43-101 compliant definitive feasibility study.

In addition, the Company announces that at the Company's recent Annual General Meeting held on August 13, 2004, all matters were approved by shareholders.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com